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August 20, 2010

John Cannarella
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549	Via EDGAR

RE:	CONTINENTAL MINERALS CORPORATION
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2009
FILED MAY 7, 2010
SEC ACCESSION NUMBER 0001062993-10-001470

Dear Mr. Cannarella:

We acknowledge receipt of your Comment Letter dated July 19, 2010, in respect of Form 20-F filed by Continental Minerals Corporation (the "Company") for the year ended December 31, 2009. Your comments are in italics, our responses follow.

All dollar amounts stated herein are expressed in Canadian Dollars, unless otherwise indicated.

	Comment	Response

Disclosure Controls and Procedures, page 64

1

We note your conclusion that your disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed. Please confirm if true and disclose in future filings if your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that your file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Disclosure controls and procedures were effective to ensure material information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

This disclosure will be made in future filings.

Financial statements, page 65

2

We note your reference to the incorporation of the Report of Independent Registered Public Accounting Firm on internal controls over financial reporting. However, we are unable to locate this report. Please tell us where this report is filed or otherwise advise.

This auditor's report was inadvertently missed for inclusion in our filing. We have amended Exhibit 99-1 to include this auditor's report on internal control over financial reporting.

Exhibits, page 66

3

Please include all exhibits required to be filed with this annual report, including a proper incorporation by reference citation for any exhibits originally filed in a prior filing and incorporate by reference herein. In this regard, for instance, we note that your Form 20-F for the fiscal year ended December 31, 2008 includes in its exhibit index, filed as Exhibit 4.1, the Corporate Services Agreement between Continental and Hunter Dickinson Services Inc. However, the 2008 Form 20-F lists the agreement with HDSI as filed with that report, whereas it was in fact filed as Exhibit 4.1 to the 2007 Form 20-F. Moreover, in this 2009 Annual Report, you have listed neither your agreement with HDSI, nor other agreements that appear required to be filed, in your exhibit index. Please revise or advise.

We have amended Item 19 "Exhibits" to reference the material agreements filed in previous periods.

Certain of the post-merger agreements are no longer relevant or material, and consequently we have excluded them from this Form 20- F/A1.

Exhibit 99.1

Note 1. Continuing Operations and Going Concern

4

We note your disclosure that your "consolidated financial statements are prepare on the basis that the Company will continue as a going concern." In light of this disclosure, please ask your auditor to explain to us in a supplemental response how they were able to conclude that a going concern explanatory paragraph under the standards of the Public Company Accounting Oversight Board (United States) was not required, as contemplated by AuG-21.

The disclosure in note 1 of our financial statements relating to going concern was drafted by management and outlines the fact that, in the future (likely in 2011), in order to fully develop our mineral property into an active mine we will need to generate additional financing.

We highlighted to the reader of the financial statements the fact that there are no assurances that such funding will be available to the Company. However, we believe that we have sufficient cash to operate for the following year, as noted on page 30 of our 20-F as follows: "The Company has sufficient financial resources to undertake its presently planned programs during fiscal 2010". Therefore, management concluded that the Company was not required to disclose in note 1 that there was substantial doubt about the Company's ability to continue as a going concern.

As requested, our auditors have attached a response to your question as well, and we attach it as an appendix to this letter.

Engineering Comment

Mineral Resources and Reserves, page 25

5

We note, in your filing, you state the rail line extension from Lhasa to Rikaze has been approved, and the regional power authority is preparing their plan to provide power for your proposed operation. Please tell us the status of these projects, and the impact to the feasibility of your proposed operation if either of these projects is not completed.

Rail line extension

In the event that the mine is completed before the rail extension is operational, the mine will transport its finished goods (copper concentrate) via truck along the currently established and well-maintained highway between Rikaze and Lhasa. We do not expect that trucking the copper concentrate to Lhasa will materially adversely affect the feasibility of the mine.

Power line project

Subsequent to the filing of our Form 20-F, on July 8, 2010, China's National Development and Reform Commission (the "NDRC") officially approved the Qinghai-Tibet High Voltage Transmission Line project as one of several key projects as part of China's Western Development Strategy. The NDRC announced that construction would begin in 2010. The completion of this High Voltage Transmission Line, as well as the upgrading of the existing transmission line from Lhasa to Rikaze from 110kv to 220kv by the end of 2012, will coincide with the planned construction and commissioning of the Xietongmen mine.

Rikaze is the second largest city in Tibet, and sufficient power capability in the area currently exists to operate the mine. In the event that the mine is completed before the power line extension is completed, the mine would have a slower ramp- up to full operations than anticipated.

As requested in your comment letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing will resolve your comments, appreciating that some of them will be dealt with in future filings. If you require any further information, please feel free to contact the writer at 604-684-6365.

Yours truly,
CONTINENTAL MINERALS CORPORATION

/s/ Paul Mann

Paul Mann
EVP Finance and Reporting

cc:     Lang Michener
          KPMG LLP

APPENDIX

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

United States
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

Re:	Continental Minerals Corporation
Form 20-F for Fiscal Year Ended December 31, 2009
Filed May 7, 2010
File No. 0-13978

July 22, 2010

Dear Sirs

We are responding to the following question in your comment letter dated July 19, 2010 to Continental Mineral Corporation:

Question

We note your disclosure that your "consolidated financial statements are prepared on the basis that the Company will continue as a going concern”. In light if this disclosure, please ask your auditor to explain to us in a supplemental response how they were able to conclude that a going concern explanatory paragraph under the standards of the Public Company Accounting Oversight Board (United States) was not required, as contemplated by AuG 21

Our response:

U.S. generally accepted auditing standards (AU341) state that the auditor has a responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited. If, after considering identified conditions and events and management's plans, the auditor concludes that substantial doubt about the company's ability to continue as a going concern for a reasonable period of time remains, the audit report should include an explanatory paragraph to reflect that conclusion (AU341.12) .

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

United States
Securities and Exchange Commission
July 22, 2010

As part of the audit of the Company, we performed the procedures outlined in paragraph 5 of AUG 341 and we evaluated management’s assessment of the Company as a going concern. We also considered the Company’s operating result for the year, mineral property developments during 2009, cash reserves at year end, its working capital position, its forecasted expenditures/commitments, its expected cash flows for the balance of the year and any subsequent events to the date of our auditors’ report.

Our conclusion was that we concurred with management that there was no substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time.

As a result of this conclusion, there was no separate paragraph required in the auditors' report relating to going concern.

Yours truly

Chartered Accountants

John Milne
Partner
604-691-3402